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--------                                                                                                 --------------------------
 FORM 3                                                                                                        OMB Approval
--------                                     U.S.  SECURITIES AND EXCHANGE COMMISSION                    --------------------------
                                                    WASHINGTON, D.C. 20549                               OMB Number  3235-0104
                                                                                                         Expires: September 30, 1998
                                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES             Estimated average burden
                                                                                                         hours per response... 0.5
                                                                                                         ---------------------------

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
(Print or Type Responses)  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting       |  2. Date of Event Re-   |  4. Issuer Name and Ticker or Trading Symbol
   Person*                             |     quiring Statement   |  First Western Bancorp, Inc. -- FWB
Sky Financial Group, Inc.              |     (Month/Day/Year)    |------------------------------------------------------------------
---------------------------------------|                         | 5. Relationship of Reporting     | 6. If Amendment, Date of
(Last)        (First)       (Middle)   |       12/15/98          |    Person(s) to Issuer           |    Original (Month/Day/Year)
                                       |-------------------------|    (Check all applicable)        |    N/A
221 South Church Street                |  3. IRS or Social       | ___ Director        X   10% Owner|-------------------------------
---------------------------------------|     Security Number     | ___ Officer       _____ Other    | 7. Ind.or Joint/Group Filing
               (Street)                |     of Reporting        |     (give title         (specify |    Form filed by:
                                       |     Person (Voluntary)  |      below              below)   |    (Check Applicable Line)
                                       |                         |                                  |  X  One Reporting Person
                                       |                         |      ------------------------    | ___ More than One Reporting
Bowling Green, Ohio 43402              |    34-1372535           |                                  |     Person
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(City)          (State)         (Zip)  |      TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                       |
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1. Title of Security                   | 2. Amount of Securities         | 3. Ownership         | 4. Nature of Indirect Beneficial
   (Instr. 4)                          |    Beneficially Owned           |    Form: Direct      |    Ownership (Instr. 5)
                                       |    (Instr. 4)                   |    (D) or Indirect   |
                                       |                                 |    (I)  (Instr. 5)   |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
---------------------------------------|---------------------------------|----------------------|-----------------------------------
                                       |                                 |                      |
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Reminder: Report on a separate line for each class of securities beneficially owned, directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v)                                    SEC 1473 (7-96)
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FORM 3 (CONTINUED)
        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1.Title of Derivative Security | 2.Date Exer-  | 3.Title and Amount of Securities | 4.Conver- | 5. Owner-   | 6. Nature of Indirect
  (Instr. 4)                   |   cisable and |   Underlying Derivative Security |  sion or  |    ship     |    Beneficial
                               |   Expiration  |   (Instr. 4)                     |  Exercise |    Form of  |    Ownership
                               |   Date        |                                  |  Price of |    Deriv-   |    (Instr. 5)
                               |   (Month/Day/ |                                  |  Deriv-   |    ative    |
                               |   Year)       |                                  |  ative    |    Security:|
                               |---------------|----------------------------------|  Security |    Direct   |
                               |Date   | Expir-|                       |  Amount  |           |    (D) or   |
                               |Exer-  | ation |         Title         |  or      |           |    Indirect |
                               |cisable| Date  |                       |  Number  |           |    (I)      |
                               |       |       |                       |  of      |           |  (Instr. 5) |
                               |       |       |                       |  Shares  |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
Option to purchase First       |  T    |  T    |First Western Bancorp, | 2,269,357|   TT      |    D        | N/A
                               |       |       |Inc. Common Stock      |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
Western Bancorp, Inc. Common   |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
Stock                          |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
-------------------------------|-------|-------|-----------------------|----------|-----------|-------------|-----------------------
                               |       |       |                       |          |           |             |
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Explanation of Responses:

            See attached
                                                                      /s/ Marty E. Adams                           12/23/98
                                                                      ------------------------------------        -----------------
                                                                      Name: Marty E. Adams                            Date
                                                                      Title: President and Chief Operating
                                                                             Officer


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB Number.

                                                                                                                Page 2
                                                                                                       SEC 1473 (7-96)
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T    Beneficial ownership of 2,269,357 shares reported hereunder is being reported solely as a result of the Stock Option Agreement, dated as of
     December 15, 1998 (the "Stock Option Agreement"), by and between Sky
     Financial Group, Inc. and First Western Bancorp, Inc. The option may be exercised, in whole or in part, only upon certain events (none of which, as of the date hereof, has occurred), as set forth in the Stock Option
     Agreement. The option expires upon certain events, as set forth in the
     Stock Option Agreement. The option granted pursuant to the Stock Option
     Agreement has not yet become exercisable. Sky Financial Group, Inc.
     expressly disclaims ownership of such shares.

TT A price per share equal to $28.50, subject to adjustment in certain circumstances.